UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Tristan Yopp
Chief Financial Officer
AleAnna, Inc.
300 Crescent Court, Suite 1860
Dallas, TX 75201

Re: AleAnna, Inc.
Form 10-K for the Fiscal Year ended December 31, 2024
Response Dated June 27, 2025
File No. 001-41164

Dear Tristan Yopp:

We have reviewed your June 27, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements
Note 2 - Reverse Recapitalization Transaction, page F-8

1. We note your response to prior comment three, concerning the change in the mix of consideration exchanged in the reverse merger, relative to the structure disclosed in the Form S-4, and your views on whether this was a material change that would have required the filing of a post-effective amendment to the registration statement.

   You appear to acknowledge the change in interests though represent that "…the resulting economic ownership of AleAnna by public shareholders and AleAnna Energy Members remained within the estimated range disclosed in the S-4 (19.5% – 20.2% for Surviving PubCo; 79.8% – 81.3% for Nautilus)."

Please clarify or reconcile that statement with the other details in your response, particularly as these relate to the interest conveyed to Surviving PubCo, that "…holders of Class A Common Stock held approximately 60.94% of the economic interest in HoldCo, and the noncontrolling interest — representing the Class C HoldCo Units held by Nautilus — accounted for approximately 39.06%."

Note 14 - Loss Per Share, page F-21

2. We understand from your response to prior comment five that because you did not consider the noncontrolling interest arising in the reverse recapitalization to exist prior to the transaction you did not allocate any income or loss to these interests for the historical periods. However, although you have characterized the transaction as a reverse recapitalization, we believe that you would need to consider certain provisions within FASB ASC 805-40 by analogy. For example, FASB ASC 805-40-45-1 requires retroactive adjustments to the equity section to utilize the capital structure of the legal acquirer, including the comparative financial information.

FASB ASC 805-40-45-2(d) further explains that "the equity structure of the legal subsidiary (the accounting acquirer) is restated" based on the exchange ratio in the merger, to reflect the equity structure of the legal parent, including both "the number and type of equity interests issued" in completing the merger. The guidance in SAB Topic 4:C and FASB ASC 260-10-55-12 similarly prescribe retrospective treatment for changes in capital structure, and provides several examples of changes that would otherwise detract from the comparability of the financial information.

FASB ASC 805-40-30-3 and FASB ASC 805-40-45-2(e) address the accounting for a noncontrolling interest that arises in a reverse merger when all of the owners of the accounting acquirer do not exchange their interest for shares of the legal acquirer, and requires that such interest be measured based on a proportionate share of the pre-combination carrying amounts of the net assets of the accounting acquirer. This guidance in conjunction with the requirement to utilize the capital structure of the legal acquirer in financial statements covering periods prior to the transaction effectively gives rise to a noncontrolling interest that is continuing from the standpoint of the accounting acquirer, as these were in place during the historical periods and were not exchanged for shares of the legal acquirer in the reverse recapitalization.

FASB ASC 805-40-45-5 requires calculation of EPS for the historical periods using the ratio of the Class A common shares that you issued in exchange for the LLC units, and the income of the legal acquiree that would have been attributable to those shares. While it appears that the weighted average shares utilized in your historical EPS computations may be consistent with this guidance, your attribution of all loss to the Class A common shares for periods prior to the transaction does not comply with FASB ASC 805-40-45-5(a), due to the 39.06% direct noncontrolling interest retained via the HoldCo units, and corresponding number of Class C shares, which is part of the capital structure of the legal acquirer that must be utilized retrospectively.

Based on the guidance cited above, it appears that you will need to revise your historical financial statements to conform with these requirements. As the preferred securities of the accounting acquirer were eliminated as part of the exchange for the Class A and Class C shares of the legal acquirer in the reverse recapitalization, we also do not see appropriate rationale for their retention in the historical financial presentation, considering the change in capital structure. Please submit the revisions that you propose to address these concerns in an amendment to your annual report or explain to us why you believe this guidance would not apply to you.

General

3. We note that you proposed various disclosures to include in future periodic reports to address the concerns identified in prior comments one, two, and four, in order to clarify certain details regarding your evaluations or assessments of disclosure controls and procedures and internal control over financial reporting, and to more clearly distinguish between voting rights and economic interests of the Class A and Class C shareholders, and those of the noncontrolling interest.

As an amendment appears to be required to address the other comments in this letter, it should include the disclosure revisions that you have proposed, including all required content and appropriate clarification, further revised as necessary to conform with any further adjustments made in response to the other comments.

Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation